

June 22, 2015

Via E-mail
Magda Manosalva
Chief Financial Officer
Ecopetrol S.A.
Carrera 13 N.36-24 Piso 7
Bogota, Colombia

> **Re: Ecopetrol S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 001-34175**

Dear Ms. Manosalva:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2014

Business Overview, page 11

Reserves, page 30

1.   We note that you present crude oil and NGL reserves on a combined basis. Please provide us with a breakdown by product of reserve quantities and production volumes.

Development of Reserves, page 33

2.   It does not appear that your disclosure regarding proved undeveloped reserves fully explains the changes that occurred during the year. Please revise to identify and quantify each of the factors resulting in a change to your proved undeveloped reserve quantities. Refer to Item 1203(b) of Regulation S-K.

<u>Financial Review, page 79</u>

<u>Trend Analysis and Sensitivity Analysis, page 99</u>

3.   Disclosure on page 103 of your filing states that unless crude oil prices increase during the remainder of 2015 to levels well in excess of those currently expected by market participants, a portion of your proved reserves would be deemed uneconomic and would no longer be classified as proved as of December 31, 2015. Please expand your disclosure regarding known trends and uncertainties to provide disclosure addressing the reasonably likely effect of the current commodity price environment on your estimated quantities of proved reserves. As part of your revised disclosure, include information quantifying the expected impact to your proved reserves. Refer to Item 5.D. of Form 20-F and, for further guidance, section III.B.3. of SEC Release No. 33-8350.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3311 with any questions

                                        Sincerely,

                                        /s/ Ethan Horowitz

                                        Ethan Horowitz
                                        Branch Chief